Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 8, 2025 to Prospectus dated February 21, 2023

Registration No. 333-269881

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

September 8, 2025

	2025 Series C 4.90% Senior Notes due 2035	2025 Series D 5.60% Senior Notes due 2055
Principal Amount:	$825,000,000	$875,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	A3 (stable outlook) / BBB+ (stable outlook) / A (stable outlook)	A3 (stable outlook) / BBB+ (stable outlook) / A (stable outlook)

Trade Date:	September 8, 2025	September 8, 2025

Settlement Date (T+2)**:	September 10, 2025	September 10, 2025

Final Maturity Date:	September 15, 2035	September 15, 2055

Interest Payment Dates:	March 15 and September 15	March 15 and September 15

First Interest Payment Date:	March 15, 2026	March 15, 2026

Optional Redemption:	Make Whole Call at T+15 bps prior to June 15, 2035; Par Call on or after June 15, 2035	Make Whole Call at T+15 bps prior to March 15, 2055; Par Call on or after March 15, 2055

Benchmark Treasury:	4.25% due August 15, 2035	4.75% due May 15, 2055

Benchmark Treasury Yield:	4.047%	4.696%

Spread to Benchmark Treasury:	+87 bps	+92 bps

Reoffer Yield:	4.917%	5.616%

Coupon:	4.90%	5.60%

Price to Public:	99.866% of the principal amount	99.768% of the principal amount

Proceeds to the Company Before Expenses:	99.216% of the principal amount	98.893% of the principal amount

CUSIP/ISIN:	927804 GV0/US927804GV09	927804 GW8/US927804GW81

Joint Book-Running Managers:	CIBC World Markets Corp., Mizuho Securities USA LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, TD Securities (USA) LLC, BNY Mellon Capital Markets, LLC, Capital One Securities, Inc. and Regions Securities LLC

Co-Managers:	FHN Financial Securities Corp., Great Pacific Securities, Penserra Securities LLC, Samuel A. Ramirez & Company, Inc. and R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 8, 2025, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

CIBC World Markets Corp.	1-800-282-0822 (toll-free)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the second business day following the date of this final term sheet (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet will be required, by virtue of the fact that the Senior Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.